Exhibit 17.2

June 11, 2015

Kent Robertson, President and CEO

Fenix Parts, Inc.

One Westbrook Corporate Center, Suite 920

Westchester, IL 60154

Dear Kent:

I have recently become aware of a potential legal issue that has arisen between Stericycle, Inc., Fenix Parts, Inc., and yourself as an individual and former employee of Stericycle. Regrettably, this legal dispute creates a conflict situation for me since I am currently both an officer and employee of Stericycle and a member of the Fenix Board of Directors. Stericycle internal policy is clear regarding the requirement for all its employees to avoid actual or potential conflicts of interest whenever a Stericycle employee becomes involved with another business or organization outside of the company. Accordingly, due to the current dispute between Stericycle and Fenix, I hereby resign from the Board of Directors, Compensation Committee and Audit Committee of Fenix Parts, Inc., effective immediately.

Sincerely,

/s/ Richard T. Kogler
Richard T. Kogler